

satyan malhotra · 3rd
Managing Partner at Flexstone Partners
New York, New York · 500+ connections · Contact info

Flexstone Partners
Columbia University - Columbia Business School

Experience

Managing Partner
Flexstone Partners
Jan 2019 – Present · 1 yr 2 mos
New York, New York

President
Caspian Private Equity, LLC
Mar 2002 – Present · 18 yrs

Senior Manager
PriceWaterhouseCoopers
1995 – 2002 · 7 yrs

Education

Columbia University - Columbia Business School
CIBE

Virginie Tech
Master of Business Administration (MBA)

mayo college

Interests

Flexstone Partners
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AMP Capital
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Columbia Business School
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IntoTheMinds
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